DLA Piper US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170

October 19, 2007
VIA EDGAR, FACSIMILE (202) 772-9368 AND UPS NEXT DAY AIR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edward M. Kelly, Senior Counsel

Re:	Stinger Systems, Inc.
Registration Statement on Form S-1
File No. 333-145852
Filed August 31, 2007
Ladies and Gentlemen:
     This letter is submitted on behalf of Stinger Systems, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter from Pamela A. Long dated October 15, 2007 to Robert F. Gruder, Chief Executive Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. In response to the Staff’s comments, we are filing today via EDGAR an amendment to the Company’s registration statement on Form S-1. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s registration statement.
     In this letter, we respond on behalf of the Company to the comments of the Staff contained in your letter dated October 15, 2007 with respect to the above-referenced filing of the Company. The responses to the Staff’s comments are based upon information provided to us by or on behalf of the Company and certain other persons.
Description of Private Placement of Senior Secured Convertible Note and Warrant, page 10
1.	Refer to prior comment 5. As requested previously, quantify the amount of net proceeds. Further, quantify the amount of net proceeds used to fund working capital. We note the response to prior comments 12 and 15.
     Response:
     The Company has revised the prospectus as requested.
Legal Proceedings, page 40
2.	Include in the prospectus the information that you gave us in response to prior comment 8: the amount of punitive damages was not specified in the complaint filed by Taser International, Inc. against Stinger.

Securities and Exchange Commission
October 19, 2007

     Response:
     The Company has revised the prospectus as requested.
Selling Stockholders, page 53
     Include in the prospectus the information at you gave us in response to prior comments 11, 12, 13, 14, 15, and 16.
     Response:
      The Company has included the requested information in the section of the prospectus entitled “Description of Private Placement of Senior Secured Convertible Note and Warrant.”
Plan of Distribution, page 54
3.	Based on the response to prior comment 3 and related revised disclosures in the registration statement, revise this section’s first paragraph to remove the references to “upon exercise of the warrants” and “warrants.”
     Response:
     The Company has revised the prospectus as requested.
Exhibit 5.1
4.	Refer to prior comment 23. Since the opinion retains the language that counsel assumes no obligation to supplement the opinion if any applicable laws change or if any facts or circumstances might change the opinion, file a new opinion immediately before the registration statement’s effectiveness.
     Response:
     The opinion has been revised in response to the comment.
     In connection with responding to the Staff’s comments and the filing of an amendment to the registration statement on Form S-1, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure by it in the filing; (ii) Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal laws of the United States. The Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement containing the above acknowledgements.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,
/s/ Jason C. Harmon
Jason C. Harmon

cc:	Robert F. Gruder, Stinger Systems, Inc. Chris B. Edwards, DLA Piper US LLP